UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2015

Commission File Number 001-36125

ABENGOA, S.A.

(Exact name of registrant as specified in its charter)

Not applicable

(Translation of registrant’s name into English)

Campus Palmas Altas

C/ Energía Solar 1

41014, Seville, Spain

Tel: +34 954 93 71 11

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ☐

ABENGOA, S.A.

FORM 6-K

Comisión Nacional del Mercado de Valores

C/Edison, 4

28006 – Madrid

Abengoa, S.A. (“Abengoa”), in compliance with the provisions of article 82 of the Securities Market Act, hereby notifies the following

Relevant Event

Abengoa announces the temporary suspension, with effects as of 28 September 2015 and until 30 days following the admission to trading of the Class A shares issued in the share capital increase announced on 24 September 2015 (reference number 228656), of transactions under the liquidity agreement entered into on 10 January 2013 with Santander Investment Bolsa, Sociedad de Valores, S.A. with respect to the Class A shares of the company, in accordance with the conditions set forth in the applicable legislation.

Seville, 28 September 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABENGOA, S.A.

Date: September 28, 2015	By:	/s/ Daniel Alaminos Echarri
Name: Daniel Alaminos Echarri
Title: General Secretary